News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	June 29, 2023

Seabridge Closes US$150 Million Note/NSR Agreement with Sprott Streaming

Funds to be Used at KSM Towards Achieving 'Substantially Started' Status

Toronto, Canada:  Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that its wholly-owned subsidiary, KSM Mining ULC ("KSMCo"), has closed the sale of a US$150 million secured note to Sprott Resource Streaming and Royalty Corp. ("Sprott Streaming"). For commercial reasons beneficial to Seabridge, the transaction structure previously announced by Seabridge on May 11, 2023 has been restructured as a sale to Sprott Streaming of a secured note ("Note") by KSMCo, and a contingent right by Seabridge.  The Note is designed to be repaid at maturity by a net smelter royalty ("NSR") on Seabridge's 100% owned KSM project located in northern British Columbia, Canada. The US$150 million (the "Principal Amount") in proceeds (approximately CAD$200 million at the current exchange rate) will be used to complete the physical works at KSM for which Seabridge expects to achieve a designation of 'substantially started' from the B.C. government. Essentially the same secured note/royalty structure was used last year to raise US$225 million from Sprott Streaming and the Ontario Teachers' Pension Plan to kick start the 'substantially started' program (the "2022 Transaction").

Seabridge Chairman and CEO Rudi Fronk explained: "This funding is intended to move KSM towards accomplishing three main objectives without the requirement for shareholder dilution:

  Achieve the 'substantially started' designation which ensures the continuity of the KSM project's approved Environmental Assessment Certificate ("EAC") for the life of the project;

  Complete key tasks which support construction readiness and shorten the construction period once a construction decision has been made; and

  Enhance the KSM proposition in our ongoing joint venture discussions by securing the EAC, further de-risking the project, and accelerating the construction timetable."

Mr. Fronk noted that the new funding "will enable us to complete the switching station and related work required for connecting KSM to BC Hydro's Northern Transmission Line for construction and operation of the mine. Access to this green energy will substantially enhance KSM's sustainability and carbon profile. Proceeds from the transaction will also enable us to continue providing significant work for companies owned and managed by our Indigenous partners in the KSM project, an important ESG objective."

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Key terms of the Note and NSR include:

(i) When the Note matures, Sprott Streaming will use all of the Principal Amount repaid on maturity to purchase a 1.0% NSR (subject to adjustment as described below) on all metals produced at KSM.  The Note matures on the date (the "Maturity Date") that is the first to occur of:

a. commercial production being achieved at KSM; and

b. either March 24, 2032, or, if the EAC expires and the Investors do not exercise their right to put the Note to KSMCo (described below), March 24, 2035.

(ii) Prior to the Maturity Date, the Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the "Deferred Interest") will be deferred and the Deferred Interest plus interest accrued on it (the "Interest Deferral Amount") must be paid on or before 30 months after the closing date.

(iii) KSMCo can pay the Interest Deferral Amount by paying Sprott Streaming US$21.5M in cash or Seabridge common shares, or, alternatively, KSMCo can elect to increase the size of the NSR to be sold to Sprott Streaming on the Maturity Date from a 1% NSR to a 1.2% NSR (the "Royalty Increase Election").

(iv) KSMCo can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares of equivalent value under the Contingent Right.

(v) The requirement to make quarterly interest payments expires on the earlier of KSM achieving commercial production or March 24, 2032 (such date being subject to adjustment as described below).

(vi) If commercial production is not achieved at KSM prior to March 24, 2032, the size of the NSR to be sold to Sprott Streaming on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the "Production Delay Increase").

(vii) KSMCo has the option to purchase the NSR down (after the NSR is sold to Sprott Streaming) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott Streaming a minimum guaranteed annualized return.

(viii) If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott Streaming can put the Note back to KSMCo for its initial investment plus a premium, with KSMCo entitled to pay such repurchase amount in cash or by delivering Seabridge common shares, at its option. This right expires once such project financing is in place.

(ix) If KSM's EAC expires at any time prior to KSM achieving commercial production, Sprott Streaming can, at any time over the following nine months, put the Note back to KSMCo for its initial investment plus a premium with KSMCo entitled to pay the repurchase price in cash or by delivering Seabridge common shares at its option. If Sprott Streaming does not exercise this put right, the maturity date of the note will extend to the earlier of March 24, 2035 and the date that commercial production is achieved. KSMCo will have to pay quarterly interest payments during the period of this extension and the Production Delay Increase will only apply in such circumstances if commercial production is not achieved at KSM prior to March 24, 2035.

(x) No amount payable may be paid in common shares of Seabridge if, after the payment, Sprott Streaming and its affiliates would own in aggregate more than 9.9% of Seabridge's outstanding shares.

(xi) KSMCo's obligations under the Note will be secured during the period quarterly payments are required by a charge over all of the assets of KSMCo and a limited recourse guarantee from Seabridge secured by a pledge of the shares of KSMCo, with such security being subordinate to the security granted under the 2022 Transaction.

(xii)  The Note is expected to become an obligation of any future joint venture which is formed to develop KSM.

Rudi Fronk, Seabridge's Chairman and CEO stated: "This new US$150 million in financing, coupled with the US$225 million we raised from Sprott Streaming and Ontario Teachers' Pension Plan last year, provide the capital we believe is needed to achieve substantially started status well before July 2026. It also has the added advantage of cutting time from the construction schedule once a construction decision has been made. KSM's estimated low operating costs mean that the royalty is expected to have a minimal impact on the project's projected financial returns. Furthermore, this funding does not require share dilution and therefore furthers our long-standing strategy of providing the industry's best leverage to gold as measured by ounces of gold reserves and resources per share."

Michael Harrison, Managing Partner at Sprott Streaming, commented: "Since our original investment last year, we continue to be impressed by the significant progress the Seabridge team is making at KSM. The quality of the engineering and early works is excellent, and their strong relationships with the local Indigenous peoples is truly best-in-class. We are very pleased to expand our partnership with Seabridge and further accelerate KSM's development, a project without parallel in terms of reserves, production and mine life."

Under the B.C. Environmental Assessment Act, a project's EAC is subject to expiry if the project has not been 'substantially started' by the deadline specified in the EAC. However, if the B.C. Minister of Environment and Climate Change Strategy (the "Minister") determines that a project has been 'substantially started' before the deadline, the EAC remains in effect for the life of the project. KSM's current EAC deadline is July 29, 2026. In determining whether a project has been 'substantially started', the Minister assesses each project separately on whether sufficient on-site physical improvements have been completed prior to the EAC deadline.

Examples of B.C. mining projects that have been designated as 'substantially started' include Galore Creek and Kitsault.

RBC Capital Markets acted as financial advisor and Blake, Cassels & Graydon LLP acted as legal counsel to Seabridge in connection with this transaction. Fasken Martineau DuMoulin LLP acted as legal counsel to Sprott.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal asset, the KSM project, and its Iskut project are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or forward-looking information (together "FLS"). All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the funds being raised being sufficient to complete the physical works at KSM for which Seabridge expects to achieve a designation of 'substantially started' from the B.C. government and the timing of achieving such designation; (ii) the main objectives being pursued for the KSM Project, (iii) the funding being sufficient to enable Seabridge to complete the switching station and related work required for connecting KSM to BC hydro's Northern Transmission Line for construction and operation of the mine, and (iv) the NSR becoming an obligation of a future joint venture, are FLS that involve various risks and uncertainties. There can be no assurance that such FLS will prove to be accurate and actual results and future events could differ materially from those anticipated in such FLS. Important factors that could cause actual results to differ materially from the Seabridge's plans or expectations include unexpected delays in construction activities, including difficult site conditions, unusual weather or pandemic-related shutdowns or worker shortages at the Project, inflation in costs impacting KSMCo's ability to complete work necessary to achieve 'substantially started' with the funds raised and availability of additional capital and financing, if needed, general economic, market or business conditions, timeliness of approval of a "substantially started' designation and other risks detailed herein and from time to time in the filings made by Seabridge with securities regulators. This news release also references mineral resources and mineral reserves of the KSM Project, the estimated low operating costs of production of gold or copper (after by-product credits) at KSM and the projected financial returns at KSM in operation, all of which are FLS and refer to estimates from Seabridge's KSM Prefeasibility Study and Preliminary Economic Assessment Report of August 8, 2022 and are subject to the risks and assumptions set forth in Seabridge's news release of August 9, 2022 and available on its website.  Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com